First Cash Financial Services, Inc. Direct: 817-505-3142 dougo@firstcash.com

October 2, 2009

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549

Re:

First Cash Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 8, 2009 and August 4, 2009, Respectively
File No. 000-19133

Dear Mr. Owings:

We are in receipt of the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated September 23, 2009 to R. Douglas Orr, Executive Vice President and Chief Financial Officer of First Cash Financial Services, Inc. (the "Company"), which contains further comments to the responses to your original comments from the Staff's letter dated August 18, 2009, regarding the Company's (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 16, 2009 (the "Form 10-K"), (ii) Definitive Proxy Statement on Schedule 14A, filed April 30, 2009 ("Proxy") and (iii) Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009, filed May 8, 2009 and August 4, 2009 (respectively, the "March 10-Q" and the "June 10-Q").

The Staff's new comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Short-Term Loan and Credit Services Activities, page 7

1.     We note your responses to comments one and two from our letter dated August 18, 2009. In future filings please provide a cross-reference to the location where more detailed information regarding your credit loss provision is located in your filing. Please confirm your understanding in this regard.

Company's Response:

We confirm that in future filings we will provide cross-references in Section 1 to the relevant sections of the report where detailed information regarding our credit loss provision is disclosed.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Base Salary, page 12

2.     We note your response to comment 12 from our letter dated August 18, 2009. Please confirm that you will also include in future filings the specific elements of individual performance that your Compensation Committee has historically considered when making their assessment of each executive's performance during the past year for purposes of setting compensation.

Company's Response:

We confirm that we will include in future filings the specific elements of individual performance that our Compensation Committee has considered when making their assessment of each executive's performance during the past year for the purposes of setting compensation.

Executive Incentive Performance Plan, page 13

3.     We note your responses to comment 14 from our letter dated August 18, 2009. Please discuss what factors the Company's Compensation Committee considered and their reasoning for deciding to allow only the chief executive officer to participate in the Executive Incentive Performance Plan in 2008.

Company's Response:

The Company's Compensation Committee has historically limited participation in the Executive Incentive Performance Plan (the "Plan") to executives that are deemed to have the most direct, overall responsibility for directing the strategy and operations of the Company. Historically, as well as in 2008, only two executive officer positions were deemed to meet this threshold - the chief executive officer and chief operating officer. At the time the Plan was drafted and approved by the Compensation Committee at the beginning of 2008, Mr. Wessel served in the dual capacity of chief executive officer and chief operating officer, and accordingly, was the only designated participant in the Plan for 2008. We will provide this information regarding the factors and reasoning used by the Compensation Committee in determining the designated participants in the Executive Incentive Performance Plan in future filings.

4.     We note your responses to comment 15 from our letter dated August 18, 2009. Please discuss what factors the Company's Compensation Committee considered and their reasoning for deciding to forgo payment under the Executive Incentive Performance Plan to the chief executive officer even though the pre-set performance criteria were met.

Company's Response:

The Compensation Committee determined that the materiality of the loss from the discontinued operations of Auto Master, in relation to the Company's overall operating results, was of a magnitude that no bonus should be awarded, notwithstanding the attainment of the pre-set performance criteria, which were based on results from continuing operations. We will disclose in future filings the factors and reasoning behind decisions of the Compensation Committee to not award bonuses under the Incentive Plan notwithstanding the attainment of preset performance criteria should they occur in future periods.

Long-Term Incentive Compensation, page 13

5.     We note your response to comment 17 from our letter dated August 18, 2009. Please confirm that you will supplement your future disclosure, if appropriate, with disclosure similar to your response to comment 17.

Company's Response:

We confirm that we will supplement our future disclosure with disclosure similar to our response to comment 17 of the Staff's original comment letter dated August 18, 2009.

Summary Compensation Table, page 14

6.     We note your response to comment 18 from our letter dated August 18, 2009. Please advise if you include the costs associated with "deadhead" flights when calculating your total variable cost.

Company's Response:

The costs associated with "deadhead" flights were included in the Company's calculation of total variable costs. Variable costs allocated to such "deadhead" flights were approximately $15,000 in 2008. No "deadhead" flights were directly associated with personal usage flights of the aircraft.

To clarify that the Company does include costs associated with "deadhead" flights, we will revise our future disclosure. The revised disclosure, marked to show changes from the Company's most recent proxy statement, is set forth below:

(2)   The Company provides the named executive officers with certain group life, health, medical, and other noncash benefits generally available to all salaried employees that are not included in this column pursuant to SEC rules. The amounts shown in this column do include (i) matching contributions by the Company under the First Cash 401(k) Profit Sharing Plan; (ii) automobile allowances to certain executive officers; (iii) reimbursement for club dues, (iv) reimbursement of health insurance and long-term disability premiums for Messrs. Phillip Powell and Rick Wessel, and (v) personal use of the Company's aircraft by Messrs. Phillip Powell and Rick Wessel (The incremental cost of the personal use of the corporate aircraft was determined on a per flight and/or hours used basis based on variable costs associated with personal flight activity. The variable costs used in the calculation included fuel, crew compensation and travel, certain maintenance and repair expenses, related unoccupied positioning, or "deadhead," flights, landing/parking and supplies). As permitted by SEC rules, no amounts are shown in this table for perquisites and personal benefits for any individual officers for whom such amounts do not exceed $10,000 in the aggregate.

Concluding Company Response:

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission's staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (817) 505-3142.

Sincerely,

/s/ R. Douglas Orr

R. Douglas Orr
Principal Financial & Accounting Officer

cc: Robert W. Errett, SEC Staff Attorney